Exhibit 99.1

FOR RELEASE August 2, 2017

China Biologic Reports Financial Results for the

Second Quarter of 2017

--2Q17 Total Sales Up 2.5% YoY and Non-GAAP Adjusted Net Income Up 15.0% YoY in RMB terms, or

Total Sales Down 2.3% YoY to $89.3 Million and Net Income Up 0.6% YoY to $31.0 Million in USD terms--

--1H17 Total Sales Up 7.4% YoY and Non-GAAP Adjusted Net Income Up 21.8% YoY in RMB terms, or

Total Sales Up 2.1% YoY to $180.7 Million and Net Income Up 7.0% YoY to $61.0 Million in USD terms--

--Reiterates Full Year Financial Forecast--

BEIJING, China – August 2, 2017 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced on behalf of its predecessor China Biologic Products, Inc. the unaudited financial results of China Biologic Products, Inc. for the second quarter of 2017.

Second Quarter 2017 Financial Highlights

•	Total sales in the second quarter of 2017 increased by 2.5% in RMB terms, or decreased by 2.3% in USD terms, to $89.3 million from $91.4 million in the same quarter of 2016.
•	Gross profit decreased by 1.2% to $59.2 million from $59.9 million in the same quarter of 2016. Gross margin increased slightly to 66.3% from 65.6% in the same quarter of 2016.
•	Income from operations decreased by 8.4% to $39.4 million from $43.0 million in the same quarter of 2016. Operating margin decreased to 44.1% from 47.1% in the same quarter of 2016.
•	Net income attributable to China Biologic Products, Inc. increased by 0.6% to $31.0 million from $30.8 million in the same quarter of 2016. Diluted earnings per share was $1.09, as compared to $1.10 in the same quarter of 2016.
•	Non-GAAP adjusted net income attributable to China Biologic Products, Inc. increased by 15.0% in RMB terms, or 9.4% in USD terms, to $38.5 million from $35.2 million in the same quarter of 2016. Non-GAAP adjusted earnings per share increased to $1.35 from $1.26 in the same quarter of 2016.

Mr. David (Xiaoying) Gao, Chairman and Chief Executive Officer of China Biologic, commented, “Our second quarter financial results were impacted by several factors, including government healthcare reform measures, greater market competition in the plasma category and slower volume growth due to the planned production suspension at our Shandong facility. Required government healthcare reform measures implemented by hospitals, which include the ‘zero markup for drugs’ policy and greater control over the ratio of drug sales to total hospital revenue, resulted in slower revenue growth for our primary plasma products – albumin and IVIG. Additionally, we experienced intensified competition for plasma product sales in the distributor channel as a result of faster-than-expected implementation of the two invoice policy nationwide as well as higher albumin import volume, resulting in lower albumin sales volume in the second quarter of 2017.

We experienced a number of developments in the second quarter which supported our growth. Our past efforts to pursue direct sales to hospitals resulted in more stabilized albumin and IVIG pricing and a moderate volume growth in this channel compared to the more competitive distributor channel. We were also actively pursuing new sales channels and strategic partners including new distributors and retail pharmacy chains. Sales from newer products including our higher margin hyper-immune products and coagulation factor products continued to experience a healthy volume growth and represent a higher percentage of total sales, contributing to our year-over-year improvement in gross margin and non-GAAP net margin in the second quarter.

We continued to advance with our new facility construction and R&D development. At our new Shandong facility, we completed the first phase of production suspension at the old facility to pursue the new facility’s simulation test, and the second phase of production suspension for trial operation remains on track. We continue to expect completion of the GMP certificate inspection and commencement of operations at the new site by the end of this year. On the R&D front, we expect to receive the final approval of Fibrinogen by the CFDA in the third quarter and aim to generate sales before the end of the year.”

“As we move into the second half of 2017, we are expecting the implementation of certain government healthcare policies that could potentially result in positive impacts on our business, including broadened reimbursable indications and increased reimbursable maximums for our major plasma products, once various revised provincial drug reimbursement lists are implemented. We also expect possible improved product pricing in Shandong and Jiangsu at the conclusion of the long awaited tendering process. We remain focused on completing our new plant construction and shortening our production shut down time for GMP approval at our Shandong facility, maximizing market share within existing distribution channels and developing new strategies to expand our sales channels, successfully managing public tenders in various local markets to secure optimized pricing opportunities, further investing in our medical marketing platform to accelerate volume for newly launched products, introducing promising clinical-stage products to the market, and exploring new business growth opportunities. Finally, we reiterate our full year financial forecast and believe we can enhance our total sales and operating efficiency to meet growing market demand in the quarters ahead,” concluded Mr. Gao.

Second Quarter 2017 Financial Performance

Total sales in the second quarter of 2017 increased by 2.5% in RMB terms, or decreased by 2.3% in USD terms, to $89.3 million from $91.4 million in the same quarter of 2016. The increase was primarily attributable to the sales increase in hyper-immune products, mainly including human rabies immunoglobulin and human tetanus immunoglobulin, partially offset by the decrease of sales in human albumin products and placenta polypeptide products.

During the second quarter of 2017, human albumin and IVIG products remained the two largest sales contributors. As a percentage of total sales, sales from human albumin products decreased to 36.3% in the second quarter of 2017, compared to 41.2% in the same quarter of 2016. The sales volume of human albumin products decreased by 7.4% in the second quarter of 2017. The decrease largely reflected the inventory control associated with the production suspension at the Shandong facility, as well as the negative impact of recent changes in market dynamics, including intensified market competition in distribution channels and government healthcare reform measures limiting hospitals’ purchase power. Revenue from IVIG products accounted for 33.3% of total sales in the second quarter of 2017, as compared to 33.6% in the same quarter of 2016. The sales volume of IVIG products remained stable in the second quarter of 2017.

The average price for human albumin products decreased by 2.7% and 7.3% in RMB and in USD terms, respectively, in the second quarter of 2017, mainly due to the combined effect of both a decrease in price we charged certain distributors reflecting the intensified market competition and a lower sales proportion from the higher-unit-price dosages. The average price for IVIG products, excluding foreign exchange impact, would have increased by 1.2% in RMB terms, or decreased by 3.6% in USD terms, in the second quarter of 2017 compared to the same quarter of 2016.

Revenue from other immunoglobulin products increased by 54.9% in USD terms in the second quarter of 2017 compared to the same quarter of 2016, reaching 14.2% of total sales, as compared to 9.0% of total sales in the same quarter of 2016, mainly due to sales increase of human rabies immunoglobulin and human tetanus immunoglobulin, which reflected our enhanced production volume in response to strong market demand in the second quarter of 2017 compared with the same period last year. And revenue from human coagulation factor VIII and human prothrombin complex concentrate, which are included in other plasma products, also increased by 47.2% and 40.1% in RMB term and USD term, respectively, in the second quarter of 2017 compared to the same quarter of 2016, representing 5.9% of total sales as compared to 4.3% of total sales in the same quarter of 2016. This reflects our continued medical marketing activities.

Revenue from placenta polypeptide products decreased by 11.1% and 15.6% in RMB terms and USD terms, respectively, in the second quarter of 2017 compared to the same quarter of 2016, reaching 10.3% of total sales, attributable to a decrease in sales volume in the second quarter of 2017 following higher-than-normal product sales volume in the first quarter of 2017, compared with a high comparison base in the same period in 2016.

Cost of sales was $30.1 million in the second quarter of 2017, down 4.4% from $31.5 million in the same quarter of 2016. As a percentage of total sales, cost of sales slightly decreased to 33.7%, as compared to 34.4% in the same quarter of 2016. The decrease was mainly due to a greater proportion of sales derived from hyper-immune products with a high profit margin.

Gross profit decreased by 1.2% to $59.2 million in the second quarter of 2017 from $59.9 million in the same quarter of 2016. Gross margin was 66.3% and 65.6% in the second quarter of 2017 and 2016, respectively.

Total operating expenses in the second quarter of 2017 increased by 17.2% to $19.8 million from $16.9 million in the same quarter of 2016, mainly due to increases in general and administrative expenses. As a percentage of total sales, total operating expenses increased to 22.2% in the second quarter of 2017 from 18.5% in the same quarter of 2016.

Selling expenses in the second quarter of 2017 increased by 20.0% to $3.6 million from $3.0 million in the same quarter of 2016. As a percentage of total sales, selling expenses increased to 4.0% in the second quarter in 2017 from 3.3% the same quarter of 2016, primarily due to higher marketing and promotion costs related to certain hyper-immune products, coagulation factor products and placenta polypeptide products.

General and administrative expenses in the second quarter of 2017 increased by 13.5% to $14.3 million compared to $12.6 million in the same quarter of 2016. As a percentage of total sales, general and administrative expenses increased to 16.0% in the second quarter of 2017 from 13.8% in the same quarter of 2016. The increase in general and administrative expenses was mainly due to a $3.4 million increase in share-based compensation expenses. We also had a $1.2 million prepayment provision in the second quarter of 2016. Excluding the impact of share-based compensation expenses, general and administrative expenses would have been 6.9% and 8.6% as a percentage of total sales in the second quarter of 2017 and 2016, respectively.

Research and development expenses in the second quarter of 2017 increased by 46.2% to $1.9 million from $1.3 million in the same quarter of 2016, primarily due to increased expenditures incurred for certain clinical trial programs in the second quarter 2017.

Income from operations for the second quarter of 2017 decreased by 8.4% to $39.4 million from $43.0 million in the same period of 2016. Operating margin decreased to 44.1% in the second quarter of 2017 from 47.1% in the same quarter of 2016.

Income tax expense in the second quarter of 2017 was $6.9 million, compared to $7.0 million in the same quarter of 2016, representing a decrease of 1.4%. The effective income tax rate was 16.5% and 15.7% in the second quarter of 2017 and 2016, respectively.

Net income attributable to China Biologic Products, Inc. was $31.0 million in the second quarter of 2017 as compared to $30.8 million in the same quarter of 2016. Net margin increased to 34.8% compared to 33.6% in the same quarter of 2016. Diluted earnings per share was $1.09 in the second quarter of 2017 compared to $1.10 in the same quarter of 2016.

Non-GAAP adjusted net income attributable to China Biologic Products, Inc. increased by 15.0% in RMB terms, or 9.4% in USD terms, to $38.5 million in the second quarter of 2017 from $35.2 million in the same quarter of 2016. Non-GAAP net margin increased to 43.1% from 38.5% in the same quarter of 2016. Non-GAAP adjusted earnings per diluted share increased to $1.35 in the second quarter of 2017 from $1.26 in the same quarter of 2016.

Non-GAAP adjusted net income and diluted earnings per share exclude non-cash employee share-based compensation expenses of $7.5 million and $4.4 million, for the three months ended June 30, 2017 and 2016, respectively.

First Half 2017 Financial Performance

Total sales in the first half of 2017 increased by 7.4% in RMB terms, or 2.1% in USD terms, to $180.7 million from $177.0 million in the same period of 2016. The increase in sales was primarily attributable to a sales increase in placenta polypeptide products, certain hyper-immune products and human albumin. As a percentage of total sales, sales from human albumin products and IVIG products accounted for 38.3% and 34.0%, respectively, for the first half of 2017.

Cost of sales decreased by 4.9% to $62.3 million in the first half of 2017, compared to $65.5 million in the same period of 2016. Cost of sales as a percentage of total sales was 34.5%, a decrease from 37.0% in the same period of 2016. The decrease in cost of sales as a percentage of total sales was mainly due to a greater sales proportion of higher-margin hyper-immune products and placenta polypeptide products, as well as lower sales proportion of high-cost outsourced raw plasma.

Gross profit increased by 6.2% to $118.4 million in the first half of 2017 from $111.5 million in the same period of 2016. Gross margin was 65.5% in the first half of 2017, compared to 63.0% in the same period of 2016.

Total operating expenses in the first half of 2017 increased 31.4% to $40.2 million from $30.6 million in the same period of 2016. As a percentage of total sales, total operating expenses increased to 22.2% for the first half of 2017 from 17.3% in the same period of 2016, mainly due to an increase in selling, general and administrative expenses.

Income from operations in the first half of 2017 decreased by 3.3% to $78.2 million from $80.9 million in the same period of 2016.

Income tax expense in the first half of 2017 was $13.8 million, as compared to $13.6 million in the same period of 2016. The effective income tax rate was 16.6% and 16.2% for the first half of 2017 and 2016, respectively.

Net income attributable to China Biologic Products, Inc. increased by 7.0% to $61.0 million for the first half of 2017 from $57.0 million in the same period of 2016. Net margin was 33.8% and 32.2% for the first half of 2017 and 2016, respectively.

Non-GAAP adjusted net income attributable to China Biologic Products, Inc. increased by 21.8% in RMB terms, or 15.7% in USD terms, to $75.9 million in the first half of 2017 from $65.6 million in the same period of 2016. Non-GAAP adjusted earnings per diluted share increased to $2.67 for the first half of 2017 from $2.36 in the same period of 2016.

Non-GAAP adjusted net income and diluted earnings per share exclude non-cash employee share-based compensation expenses of $14.9 million and $8.6 million, for the first half of 2017 and 2016, respectively.

As of June 30, 2017, China Biologic Products, Inc. had $223.2 million in cash and cash equivalents, primarily consisting of cash on hand and demand deposits.

Net cash provided by operating activities for the first half of 2017 was $36.9 million, as compared to $57.0 million for the same period in 2016. The decrease in net cash provided by operating activities was largely due to increases in accounts receivable and inventories. Accounts receivable increased by $26.1 million during the first half of 2017, as compared to $13.9 million during the same period in 2016. The accounts receivable turnover days for plasma products increased to 51 days during the first half of 2017 from 35 days during the same period in 2016, which was a combined result of a higher percentage of direct sales and a higher concentration of large hospital customers and distributor customers that typically request longer credit terms

Inventories increased by $22.8 million in the first half of 2017, mainly comprising of increases in outsourced and self-collected raw material plasma. This increase was higher than the inventory increase of $12.5 million during the same period in 2016, primarily because of the inventory stockpile to prepare for the planned temporary production suspension at the Shandong facility.

Net cash used in investing activities for the first half of 2017 was $16.6 million, as compared to $26.3 million for the same period in 2016. During the first half of 2017 and 2016, China Biologic Products, Inc. paid $16.6 million and $26.6 million, respectively, for the acquisition of property, plant and equipment, land use rights and intangible assets for Shandong Taibang and Guizhou Taibang. In addition, during the six months ended June 30, 2016, China Biologic Products, Inc. granted a loan of $6.3 million to Xinjiang Deyuan pursuant to a cooperation agreement in August 2015.

Net cash provided by financing activities for the first half of 2017 was $14.8 million, as compared to $32.2 million for the same period in 2016. Net cash provided by financing activities in the first half of 2017 mainly consisted of $14.3 million short-term loan net proceeds. Net cash provided by financing activities for the first half of 2016 mainly consisted of $2.4 million proceeds from the exercise of stock options and the maturity of a $37.8 million time deposit as a security collateral for a 24-month loan which was fully repaid in June 2015, partially offset by a dividend of $7.9 million paid to the noncontrolling shareholder by Shandong Taibang.

Financial Outlook

The Company reiterates its full year 2017 financial forecast of total sales growth of 13% to 15% in RMB terms and non-GAAP adjusted net income growth of 18% to 20% in RMB terms over 2016 financial results. This forecast factors into a cumulative three month production suspension at the Company’s Shandong facility in connection with plant transition.

This guidance does not factor in any potential foreign currency translation impact. Having previously adopted an exchange rate of approximately RMB6.63 = $1.00 based on weighted average quarterly exchange rates in 2016 in translating 2016 financial results, the Company expects that the total sales and non-GAAP adjusted net income in USD terms in 2017 will be adversely affected by the foreign currency translation impact.

This guidance also assumes only organic growth, excluding potential acquisitions, and necessarily assumes no significant adverse product price changes during 2017. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

The Company will host a conference call at 7:30 am Eastern Time on Thursday, August 3, 2017, which is 7:30 pm Beijing Time on August 3, 2017, to discuss second quarter 2017 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	800 905 945
China:	400 120 1203

A telephone replay will be available one hour after the conclusion of the conference all through August 10, 2017. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088
Passcode:	10110775

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinabiologic.investorroom.com.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Non-GAAP Disclosure

This news release contains non-GAAP financial measures that exclude non-cash compensation expenses related to options and restricted shares granted to employees and directors under the Company's 2008 Equity Incentive Plan. To supplement the Company's unaudited condensed consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this release. The Company's management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this news release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the Company’s plans regarding the production and sale of plasma products made from the purchased raw materials and the management’s quotations and forecast of the Company’s financial performance in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +86-10-6583-7511 or +1-646-405-5191

E-mail: bill.zima@icrinc.com

Financial statements follow.

CHINA BIOLOGIC PRODUCTS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended		For the Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	USD	USD	USD	USD
Sales	89,277,897	91,421,155	180,731,009	177,008,866
Cost of sales	30,110,272	31,482,146	62,325,745	65,525,581
Gross profit	59,167,625	59,939,009	118,405,264	111,483,285

Operating expenses
Selling expenses	3,577,599	3,026,457	7,385,151	4,254,127
General and administrative expenses	14,264,476	12,573,683	29,521,242	23,901,696
Research and development expenses	1,924,671	1,303,815	3,282,034	2,398,538
Income from operations	39,400,879	43,035,054	78,216,837	80,928,924

Other income (expenses)
Equity in income of an equity method investee	972,359	259,850	1,884,102	43,535
Interest expense	(286,358)	(88,528)	(348,868)	(177,078)
Interest income	1,617,054	1,292,069	3,240,893	3,043,209
Total other income, net	2,303,055	1,463,391	4,776,127	2,909,666

Income before income tax expense	41,703,934	44,498,445	82,992,964	83,838,590

Income tax expense	6,867,434	7,006,764	13,817,973	13,613,867

Net income	34,836,500	37,491,681	69,174,991	70,224,723

Less: Net income attributable to noncontrolling interest	3,806,016	6,738,646	8,152,658	13,274,433

Net income attributable to China Biologic Products, Inc.	31,030,484	30,753,035	61,022,333	56,950,290

Earnings per share of common stock:
Basic	1.10	1.12	2.17	2.08
Diluted	1.09	1.10	2.15	2.05
Weighted average shares used in computation:
Basic	27,213,984	26,698,996	27,199,011	26,642,461
Diluted	27,478,935	27,152,560	27,472,301	27,145,470

Net income	34,836,500	37,491,681	69,174,991	70,224,723

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	10,692,318	(13,267,360)	13,413,286	(10,697,608)

Comprehensive income	45,528,818	24,224,321	82,588,277	59,527,115

Less: Comprehensive income attributable to noncontrolling interest	4,859,899	4,468,767	9,510,461	11,447,450

Comprehensive income attributable to China Biologic Products, Inc.	40,668,919	19,755,554	73,077,816	48,079,665

CHINA BIOLOGIC PRODUCTS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2017	December 31, 2016
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	223,243,489	183,765,533
Accounts receivable, net of allowance for doubtful accounts	61,146,341	33,918,796
Inventories	183,258,799	156,412,674
Prepayments and other current assets, net of allowance for doubtful accounts	17,644,030	15,320,913
Total Current Assets	485,292,659	389,417,916

Property, plant and equipment, net	145,410,658	132,091,923
Land use rights, net	24,180,767	23,389,384
Equity method investment	12,780,120	10,614,755
Loan receivable	44,283,000	43,245,000
Other non-current assets	6,256,555	6,198,531
Total Assets	718,203,759	604,957,509

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term bank loans	14,465,780	-
Accounts payable	6,340,255	6,158,601
Income tax payable	8,191,264	7,484,366
Other payables and accrued expenses	64,096,628	59,798,145
Total Current Liabilities	93,093,927	73,441,112

Deferred income	3,599,654	3,755,648
Other liabilities	6,586,692	6,623,926
Total Liabilities	103,280,273	83,820,686

Stockholders’ Equity
Common stock:
par value $0.0001;
100,000,000 shares authorized;
29,493,061 and 29,427,609 shares issued at June 30, 2017 and December 31, 2016, respectively;
27,238,357 and 27,172,905 shares outstanding at June 30, 2017 and December 31, 2016, respectively	2,949	2,943
Additional paid-in capital	122,167,032	105,459,610
Treasury stock: 2,254,704 shares at June 30, 2017 and December 31, 2016, at cost	(56,425,094)	(56,425,094)
Retained earnings	499,505,734	438,483,401
Accumulated other comprehensive loss	(13,264,788)	(25,320,271)
Total equity attributable to China Biologic Products, Inc.	551,985,833	462,200,589

Noncontrolling interest	62,937,653	58,936,234

Total Stockholders’ Equity	614,923,486	521,136,823

Commitments and contingencies	-	-

Total Liabilities and Stockholders’ Equity	718,203,759	604,957,509

CHINA BIOLOGIC PRODUCTS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30,	June 30,
	2017	2016
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	69,174,991	70,224,723
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,043,854	4,590,028
Amortization	683,276	438,916
Loss on sale of property, plant and equipment	119,557	115,075
Allowance for doubtful accounts - accounts receivable, net	23,783	6,604
Allowance for doubtful accounts - other non-current assets	-	1,225,200
Write-down of obsolete inventories	-	61,497
Deferred tax benefit	(166,369)	(1,584,958)
Share-based compensation	16,201,189	9,307,099
Equity in income of an equity method investee	(1,884,102)	(43,535)
Change in operating assets and liabilities:
Accounts receivable	(26,068,071)	(13,856,209)
Inventories	(22,769,252)	(12,522,807)
Prepayments and other current assets	(1,862,700)	2,433,998
Accounts payable	33,359	(3,001,361)
Income tax payable	519,895	4,339,536
Other payables and accrued expenses	(2,910,237)	(4,465,594)
Deferred income	(242,713)	(255,394)
Net cash provided by operating activities	36,896,460	57,012,818

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for property, plant and equipment	(15,975,643)	(25,222,545)
Payment for intangible assets and land use rights	(667,068)	(1,351,789)
Refund of deposits related to land use right	-	6,461,924
Proceeds from sale of property, plant and equipment	24,674	100,424
Long-term loan lent to a third party	-	(6,331,518)
Net cash used in investing activities	(16,618,037)	(26,343,504)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercised	506,239	2,364,952
Proceeds from short-term bank loans	23,009,280	-
Repayment of short-term bank loan	(8,715,000)	-
Maturity of deposit as security for bank loans	-	37,756,405
Dividend paid by subsidiaries to noncontrolling interest shareholders	-	(7,921,952)
Net cash provided by financing activities	14,800,519	32,199,405

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	4,399,014	(3,772,623)

NET INCREASE IN CASH AND CASH EQUIVALENTS	39,477,956	59,096,096

Cash and cash equivalents at beginning of period	183,765,533	144,937,893

Cash and cash equivalents at end of period	223,243,489	204,033,989

Supplemental cash flow information
Cash paid for income taxes	13,621,188	10,841,209
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	4,202,934	9,312,476

CHINA BIOLOGIC PRODUCTS, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	June 30,	June 30,
	2017	2016
	USD	USD
Adjusted Net Income Attributable to the Company - Non GAAP	38,506,047	35,167,523
Diluted EPS - Non GAAP	1.35	1.26
Non-cash employee stock compensation	(7,475,563)	(4,414,488)
Net Income Attributable to the Company	31,030,484	30,753,035
Weighted average number of shares used in computation of Non GAAP diluted EPS	27,478,935	27,152,560

	For the Six Months Ended
	June 30,	June 30,
	2017	2016
	USD	USD
Adjusted Net Income Attributable to the Company - Non GAAP	75,936,135	65,609,897
Diluted EPS - Non GAAP	2.67	2.36
Non-cash employee stock compensation	(14,913,802)	(8,659,607)
Net Income Attributable to the Company	61,022,333	56,950,290
Weighted average number of shares used in computation of Non GAAP diluted EPS	27,472,301	27,145,470

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